Exhibit 17.1

From: Kendall Almerico

Sent: Wednesday, November 27, 2019 3:50 PM

Subject: Immediate Resignation From The Board of Directors

Gentlemen:

I have formally resigned from the board of directors of Webstar Technology Group, Inc., effective immediately.

I was told recently by Michale Cimino that I had been notified of board meetings over the past two years but had not attended because I missed the e-mails. Michael was relaying this to me from others, I am quite sure. I assured him my e-mail address is the same as it always had been, and that was not possible. I had never received any notice of any board meetings until last week and I assumed none had taken place given the status of the company.

Today, Harold told me that the former CEO or President (who has since passed away and whose name I did not recognize and I do not believe I ever spoke to or met) had held board meetings during that time period, and did not invite Kevin Harrington, another board member, or myself to the meetings because a quorum was reached without us. I was also told by Harold that the President claimed he did not know how to get in touch with Kevin or I, so he did not see any reason to include us in the board meetings.

Obviously, I am very easy to find, my e-mail address is published online and can be found with a simple Google search, and Micheal Cimino not only has always had my e-mail address, but also my cell number. Kevin Harrington is a celebrity and also is very easy to contact online. Also, the company has our e-mail addresses from prior correspondence. Yet, I was never contacted about these board meetings, nor was I informed what happened during these meetings, or that they even occurred.

I would like to note specifically that the company’s bylaws require notice for all board meetings to all board members.

I literally have no idea what is going on with this company, and I will not continue to sit on the board of a company that acts in this manner, or that acted in this manner in the past while I was on the board. Also, please be advised that if any liability accrues to me for being on this board for matters of which I was never informed, I will take legal action against all involved at every level of the company, and individually, to be made whole. I hope that does not occur.

I have been told that E&O coverage that would protect me from any actions as a board member has been, and still is, in place. Please confirm this in writing to me immediately. This was a requirement of me joining the board in the first place, a fact that I know is documented in writing.

As for any outstanding matters related to my prior involvement, including the stock issuance, I need a few days to review the SEC filings, prior correspondence etc. to make a decision as to how I am willing to proceed on those matters. I was told a long time ago that this stock was granted to me and had no value at the time, and now I learn that also may not be the case.

In any event, I will be back in touch in a few days after my review, but please immediately remove me from anything related to the company, and file appropriate documentation and reporting with the SEC that I am no longer a board member.

Kendall Almerico